

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 18, 2009

<u>Via U.S. Mail</u>

Ms. Anne H. Lloyd
Chief Financial Officer
Martin Marietta Materials, Inc.
2710 Wycliff Road
Raleigh, North Carolina 27607-3033

> **Re:** **Martin Marietta Materials, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 25, 2008**
> **File No. 001-12744**

Dear Ms. Lloyd:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director